[redacted]

08025407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 7 2008
Washington, DC
112

SEC FILE NUMBER
8 - 46623

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue - 11th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

PROCESSED
MAR 0 4 2008
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Christopher J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital Group, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DiAnne Calabrisotto
Notary Public, State of New York
No. 01CA6083162
Qualified in New York County
Commission Expires November 12, 2010

Signature

Chairman and Chief Executive Officer
Title

DiAnne Calabrisotto
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**THE WILLIAMS CAPITAL GROUP, L.P.
AND SUBSIDIARIES**

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONTENTS

Independent Auditors' Report	1
Consolidated Financial Statements	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3-10

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
The Williams Capital Group, L.P.

We have audited the accompanying consolidated statement of financial condition of The Williams Capital Group, L.P. and Subsidiaries (the "Partnership") as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and Subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2008

Affiliated Offices Worldwide AGN

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007		
ASSETS		
Cash	$	9,708,910
Securities owned, pledged		32,489,270
Securities held for investment		2,844,891
Receivable from clearing broker, including clearing deposit of $250,000		250,000
Underwriting and other fees receivable		4,639,013
Property and equipment, net		365,014
Security deposit		253,640
Investment in unconsolidated affiliates		46,123
Other assets		503,022
	$	51,099,883
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	32,467,091
Accounts payable and accrued expenses		5,514,940
Total liabilities		37,982,031
Liabilities subordinated to claims of general creditors		5,000,000
Partners' capital		8,117,852
	$	51,099,883

See accompanying notes to consolidated financial statements.

1. Nature of operations

The Williams Capital Group, L.P. ("WCG") is a Delaware limited partnership. WCG is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. WCG's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital International Limited ("WCIL"), a wholly owned subsidiary of WCG, organized in the United Kingdom, conducts securities brokerage and trading activities. Williams Capital International Limited is a member of the Financial Services Authority. In May 2007, WCIL was sold to an unrelated third party, resulting in a gain of approximately $95,000, which is inclusive of a reclassification adjustment of accumulated other comprehensive income resulting from historical translation gains and losses of this entity. The operations of WCIL for the period from January 1, 2007 through the date of the sale are shown as discontinued operations on the accompanying consolidated statement of operations.

Williams Capital Management, LLC ("WCM"), a wholly owned subsidiary of WCG, is a registered investment advisor organized in January 2002, in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. WCM has a 50% ownership interest in EH Williams Capital Management LLC and a 35% ownership interest in Williams Equity Investors, LLC. Williams Equity Investors, LLC has a 50% ownership interest in Cordova, Smart & Williams, LLC.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of WCG and its wholly-owned subsidiaries (collectively "the Partnership"). The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking, and its subsidiaries are additionally involved in investment advisory, and venture capital businesses. All intercompany balances and transactions are eliminated in consolidation.

Securities Owned, Pledged

Securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. Approximately $32,467,000 of securities owned have been lent under a securities lending agreement, and have been reclassified accordingly.

Investment in Unconsolidated Affiliates

Investments in unconsolidated affiliates are stated at cost and consist of entities that WCM maintains an ownership interest in but does not exhibit control.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	lease term	Straight-line
Office and other equipment	3 years	Straight-line

Security Deposits

The security deposits are comprised of cash and a certificate of deposit which collateralize a letter of credit held by the lessor.

Deposit with Clearing Broker

Deposit with clearing broker is comprised of cash held by the Partnership's clearing broker.

Securities Sold Under Agreements to Repurchase

Securities loaned transactions are reported as collateralized financings. The Partnership engages in overnight financing transactions under which it receives cash and delivers securities and other collateral.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Commission Income

Commission income and related expenses are recorded on a trade-date basis.

Underwriting Fees

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Foreign Currency Transaction

Assets and liabilities from operations with a functional currency other than the U.S. dollar are translated at the year-end rate of exchange, while the statement of operations is translated at average rates for the year. Translation gains and losses are included in other comprehensive income.

2. Summary of significant accounting policies (continued)

Allocation of Profit and Loss

Net gains and losses of the Partnership are allocated to the partners in proportion to each partner's respective ownership percentage. At December 31, 2007, the general partner owned 9.90% of the Partnership and 90.10% was owned by limited partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Stock-Based Compensation

The Partnership complies with the provisions of SFAS No. 123(R), "Accounting for Stock-Based Compensation (Revised)." SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award the requisite service period (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

3. Securities held for investment

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Partnership values investments in securities for which there is no ready market at fair value as determined by the Partnership's management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

3. Securities held for investment (continued)

Securities held for investment as of December 31, 2007 consisted of the following:

	Cost	Market or Fair value	Unrealized gain/(loss)
U.S. Government Obligations	$ 2,770,654	$ 2,770,656	$ 2
Equities	18,900	74,235	55,335
Total	$ 2,789,554	$ 2,844,891	$ 55,337

4. Related party transactions

The general partner of WCG is The Williams Capital Group, Inc., whose sole stockholder was a 54.21% limited partner in WCG at December 31, 2007. The stockholder of the general partner is also a salaried employee of the WCG.

5. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Office equipment	$ 306,293
Leasehold improvements	305,757
Furniture and fixtures	219,787
	831,837
Less accumulated depreciation	(466,823)
	$ 365,014

6. Liabilities subordinated to claims of general creditors

The Partnership maintains a $5,000,000 subordinated revolving credit agreement with a lender. At December 31, 2007, the Partnership had $5,000,000 outstanding under this facility. During the year ended December 31, 2007 the Partnership paid approximately $433,000 in interest on the subordinated debt. The note bears interest at an effective annual rate equal to the greater of the prime rate (7.25% at December 31, 2007) or the federal funds rate (4.5% at December 31, 2007) plus 1/2% per annum.

During the year ended December 31, 2007, the Partnership obtained two temporary subordinated loans from its clearing broker for $20,000,000 and $6,000,000, maturing in March 2007 and December 2007, respectively. These loans were in accordance with agreements approved by FINRA.

7. Benefit plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible for the Plan upon completion of three months of service and reaching the age of twenty-one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $15,500 in calendar year 2007. The Partnership does not make a matching contribution.

8. Net capital requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership's net capital was approximately $7,036,000 which was approximately $6,694,000 in excess of its minimum requirement of approximately $342,000.

9. Off-balance sheet risk

Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Amounts receivable from clearing brokers may be restricted to the extent that they serve as collateral for securities sold short. Amounts payable to brokers represent margin borrowings that are collateralized by certain marketable securities.

10. Income taxes

Federal and state income taxes have not been provided in the accompanying consolidated financial statements as the partners are individually liable for their share of federal and state income tax liabilities.

However, the Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided and is included in the consolidated statement of operations.

11. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12. Commitments

The Partnership has entered into non-cancelable leases for office facilities, which contain provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are approximately as follows:

Year ending December 31,		
2008	$	293,000
2009		108,000
2010		114,000
2011		118,000
2012		118,000
Thereafter		176,000
Total minimum future rental payments	$	927,000

Occupancy expense for the year ended December 31, 2007 amounted to approximately $464,000.

13. Fair value of financial instruments

Management estimates that the fair value of the financial instruments recognized on the consolidated statement of financial condition (including deposits, securities owned, receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are either carried at fair value or are short-term in nature and there has been no substantial change in the creditworthiness of the counterparties.

14. Concentrations of credit risk

In the normal course of business, the Partnership customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

15. Option plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership Interests), or at any time with the General Partner's written consent up to the number of units which the General Partner permits.

Valuation of the options were based upon the book value of the Partnership, at the time of grant. As such outstanding options have exercise prices ranging from $.03 to $1.14. All options are fully vested and generally do not expire. The Partnership will value any additional options issued using option-pricing models adjusted for the unique characteristics of these instruments.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

December 31, 2007	Number of Units Outstanding		Weighted Average Exercise Price
Beginning of year	358,010	$	0.67
Forfeitures	(22,500)		0.03
End of year	335,510	$	0.71

The following table summarizes information about options outstanding at December 31, 2007:

Exercise prices	Number of Units Outstanding		Weighted Average Exercise Price
$.03 - $.78	165,000	$	0.27
1.14	170,510		1.14
	335,510		

16. Litigation

The Partnership has been named as a defendant in several lawsuits against a number of securities dealers. While the outcome of these lawsuits cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position or operations of the Partnership.

END